CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED DECEMBER 31, 2007

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	December 31	June 30
	2007	2007
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$17,812,396	$58,112,576
Prepaids	11,351,866	2,661,807
Inventory	336,328	51,169
Amounts receivable	4,275,302	1,428,872
Balances receivable from related parties (note 6)	–	22,484
	33,775,892	62,276,908

Prepaid financing fees	1,899,026	900,000
Buildings and equipment (note 3)	7,182,126	3,733,142
Mineral property interests	8,963,127	8,963,127

	$51,820,171	$75,873,177

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$6,093,611	$4,488,082
Balances payable to related parties (note 6)	637,953	–
	6,731,564	4,488,082

Site closure and reclamation obligation (note 4)	580,000	51,000

Shareholders' equity
Share capital (note 5(a))	148,777,427	145,514,632
Warrants	2,456,000	2,456,000
Contributed surplus	4,463,350	4,053,662
Deficit	(111,188,170)	(80,690,199)
	44,508,607	71,334,095
Nature of operations (note 1)
Contingencies (note 7)
Subsequent events (note 8)

	$51,820,171	$75,873,177

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Ronald Thiessen

JRH (Dick) Whittington	Ronald Thiessen
Director	Chairman

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
	2007	2006	2007	2006
Expenses (income)
Exploration (see schedule of exploration expenses)	$18,366,284	$1,829,219	$28,438,835	$4,560,348
Foreign exchange loss (gain)	(358,163)	220,486	(2,069,057)	218,870
Interest income	(340,337)	(54,610)	(915,001)	(89,571)
Interest expense	9,948	5,077	9,948	5,090
Legal, audit and accounting	925,549	527,374	1,187,964	816,807
Office and administration	1,646,325	487,974	2,388,209	971,337
Shareholder communication	171,052	111,136	234,694	169,490
Stock-based compensation - exploration (note 5 (b))	95,402	205,443	186,933	183,682
Stock-based compensation - office and administration (note 5 (b))	593,995	259,108	691,755	231,583
Travel and conferences	227,635	234,204	343,691	343,077
Loss before taxes	21,337,690	3,825,411	30,497,971	7,410,713
Income tax	(162,000)	–	–	–
Loss for the period	21,175,690	3,825,411	30,497,971	7,410,713

Basic and diluted loss per share	$0.07	$0.03	$0.10	$0.07

Weighted average number of common shares outstanding	289,705,318	119,776,135	288,574,749	112,799,233

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
	2007	2006	2007	2006

Operating activities
Loss for the period	$(21,175,690)	$(3,825,411)	$(30,497,971)	$(7,410,713)
Items not involving cash
Amortization included in exploration expenses	336,471	69,957	660,131	141,962
Provision for site reclamation cost	529,000	–	529,000	–
Stock-based compensation	689,397	464,551	878,688	415,265
Foreign exchange loss (gain)	(358,163)	278,175	(2,069,057)	333,732
Changes in non-cash working capital	–	–	–	–
Amounts receivable and prepaids	(6,781,421)	239,803	(11,821,648)	(289,228)
Accounts payable and accrued liabilities	2,254,113	(125,462)	1,605,529	86,763
Income tax	(162,000)	–	–	–
Cash used in operating activities	(24,668,293)	(2,898,387)	(40,715,328)	(6,722,219)

Investing activities
Prepaid financing fees	(999,026)	–	(999,026)	–
Purchase of equipment	(3,153,078)	(126,824)	(4,109,115)	(763,796)
Cash used in investing activities	(4,152,104)	(126,824)	(5,108,141)	(763,796)

Financing activities
Balances received from (paid to) related parties (net)	886,661	309,011	660,437	184,105
Common shares and warrants issued for cash, net of issue costs	–	21,217,087	2,793,795	21,217,087
Cash provided by financing activities	886,661	21,526,098	3,454,232	21,401,192

Foreign exchange loss (gain) on cash held in foreign currrency	358,163	(278,175)	2,069,057	(333,732)
Increase (decrease) in cash and equivalents	(27,575,573)	18,222,712	(40,300,180)	13,581,445
Cash and equivalents, beginning of period	45,387,969	821,380	58,112,576	5,462,647

Cash and equivalents, end of period	$17,812,396	$19,044,092	$17,812,396	$19,044,092

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	9,948	5,077	9,948	5,090
Interest received	340,337	54,610	915,001	89,571

Non-cash financing items
Warrants issued pursuant to offering	$–	$2,456,000	$–	$2,456,000

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

		Six months ended		Year ended
		December 31, 2007		June 30, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	284,723,668	$145,514,632	105,822,331	$77,082,934
Share purchase options exercised at $0.52 per share	–	–	15,000	6,876
Share purchase options exercised at $0.58 per share	2,125,000	1,165,933	5,000	2,649
Share purchase options exercised at $0.63 per share	5,000	2,999	–	–
Share purchase options exercised at $0.74 per share	–	–	26,337	17,800
Share purchase warrants exercised at $0.60 per share	2,796,650	1,575,331	105,000	57,540
Share purchase warrants exercised at $0.70 per share	55,000	36,145	–	–
Private placements, November 2006, net of issue costs	–	–	18,750,000	6,290,650
Prospectus financing, December 2006, net of issue costs	–	–	160,000,000	62,029,218
Share issued cost refund	–	13,387	–	–
Fair value of stock options allocated to shares issued on exercise	–	469,000	–	26,965
Balance at end of the period	289,705,318	$148,777,427	284,723,668	$145,514,632

Warrants
Balance at beginning of the period		2,456,000		–
Warrants issued to agents pursuant to December 2006 financing		–		2,456,000
Balance at end of the period		$2,456,000		$2,456,000

Contributed surplus
Balance at beginning of the period		4,053,662		1,578,428
Stock-based compensation		878,688		2,502,199
Fair value of stock options allocated to shares issued on exercise		(469,000)		(26,965)
Balance at end of the period		$4,463,350		$4,053,662

Deficit
Balance at beginning of the period		(80,690,199)		(63,829,339)
Loss for the period		(30,497,971)		(16,860,860)
Balance at end of the period		$(111,188,170)		$(80,690,199)

TOTAL SHAREHOLDERS' EQUITY		$44,508,607		$71,334,095

The accompanying notes are an integral part of these consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
Campo Morado Property	2007	2006	2007	2006
Exploration expenses incurred during the period
Assays and analysis	$122,261	$20,403	$205,604	$67,513
Amortization	336,471	69,957	660,131	141,962
Drilling	1,095,532	191,216	2,346,288	1,053,374
Engineering	(3,415)	742,852	36,080	1,565,691
Geological	287,368	343,460	493,435	686,414
Provision for site reclamation cost (note 4)	529,000	–	529,000	–
Site activities	1,513,903	404,365	2,420,279	936,698
Transportation	214,070	56,966	283,256	108,696
Subtotal	4,095,190	1,829,219	6,974,073	4,560,348

G9 expenses incurred during the year
Environmental permitting	350,136	–	484,105	–
Mine process plant and power supply	6,731,720	–	10,077,625	–
Project management	759,919	–	1,423,319	–
Road access	381,888	–	1,188,586	–
Tailings and water facilities	2,005,303	–	2,590,153	–
Underground mine	4,042,128	–	5,700,974	–
Subtotal	14,271,094	–	21,464,762	–

Total exploration and G9 expenses, end of period	18,366,284	1,829,219	28,438,835	4,560,348
Non-cash stock-based compensation (note 5 (b))	95,402	205,443	186,933	183,682
Exploration and G9 expenses, including stock-based
compensation, incurred during the period	18,461,686	2,034,662	28,625,768	4,744,030
Cumulative exploration expenses, beginning of period	72,322,807	49,312,067	62,158,725	46,602,699
Cumulative exploration and G9 expenses, end of period	$90,784,493	$51,346,729	$90,784,493	$51,346,729

Cumulative exploration expenses consists of:
Cumulative cash expenditures	$18,366,284	$1,829,219	$88,601,034	$50,071,820
Cumulative non-cash stock-based compensation	95,402	205,443	2,183,459	1,274,909
	$18,461,686	$2,034,662	$90,784,493	$51,346,729

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Farallon Resources Ltd. (the “Company” or “Farallon”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable as determined by an independent feasibility study. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, re-confirmation of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements except as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three and six month period ended December 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2008.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Farallon Minera Mexicana, S.A. DE C.V., its subsidiary in Mexico. All material intercompany balances and transactions have been eliminated.

2.	CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, or available-for-sale. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for hedge transactions which qualify of hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

(b) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at December 31, 2007, the Company had no accumulated other comprehensive income and for the three and six months ended December 31, 2007, comprehensive income (loss) equals net loss.

(d) Section 1506 – Accounting Changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

3.	BUILDINGS AND EQUIPMENT

		Accumulated
December 31, 2007	Cost	amortization	Net book value
Land	$76,765	$–	$76,765
Buildings	573,259	406,717	166,542
Exploration equipment	7,321,976	1,222,829	6,099,147
Furniture and office equipment	260,909	114,088	146,821
Vehicles	990,026	297,175	692,851
	$9,222,935	$2,040,809	$7,182,126

		Accumulated
June 30, 2007	Cost	amortization	Net book value
Buildings	$440,201	$400,912	$39,289
Exploration equipment	3,842,629	692,711	3,149,918
Furniture and office equipment	171,678	96,820	74,858
Vehicles	659,312	190,235	469,077
	$5,113,820	$1,380,678	$3,733,142

4.	SITE CLOSURE AND RECLAMATION OBLIGATION

The provision for site closure and reclamation costs related to the Campo Morado Property is as follows:

Balance, June 30, 2007	$51,000
Changes during the period
Revised estimate	529,000
Site closure and reclamation obligation, December 31, 2007	$580,000

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 3.3% per year, has been revised by management due to increased disturbance during the six months ended December 31, 2007 and is estimated at $2,005,000. This amount is expected to be spent over a period of approximately two years beginning in 2016. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 8.9%, to arrive at a fair value obligation of $580,000.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended December 31, 2007 is as follows:

	Exercise	June 30			Expired or	Dec 31
Expiry date	price	2007	Granted	Exercised	cancelled	2007
September 28, 2007	Cdn$0.58	2,125,000	–	(2,125,000)	–	–
February 29, 2008	Cdn$0.74	180,000	–	–	–	180,000
March 31, 2009	Cdn$0.63	597,000	–	–	(28,000)	569,000
March 31, 2009	Cdn$0.80	1,006,500	–	(5,000)	(82,500)	919,000
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	50,000	–	–	–	50,000
August 24, 2009	Cdn$0.63	–	1,232,500	–	–	1,232,500
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
March 31, 2012	Cdn$0.63	3,770,000	–	–	–	3,770,000
December 31, 2012	Cdn$0.70	–	1,275,000	–	–	1,275,000
		10,218,500	2,507,500	(2,130,000)	(110,500)	10,485,500

Weighted average exercise price		Cdn$0.73	Cdn$0.67	Cdn$0.58	Cdn$0.76	Cdn$0.74

As at December 31, 2007, 8,474,750 of these options, with a weighted average exercise price of Cdn$0.73 had vested and were exercisable. The weighted average fair value of options granted during the period ended December 31, 2007 was US$0.35 (December 2006 – no options granted).

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three and six months ended December 31, 2007 and 2006 have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	December 31		December 31
	2007	2006	2007	2006
Exploration
Engineering	$13,873	$133,052	$62,386	$122,991
Environmental, socioeconomic and land	9,581	2,148	12,716	1,728
Geological	71,948	70,243	111,831	58,963
Exploration	95,402	205,443	186,933	183,682
Operations and administration	593,995	259,108	691,755	231,583
Total compensation cost, credited to
contributed surplus	$689,397	$464,551	$878,688	$415,265

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended		Six months ended
	December 31		December 31
	2007	2006	2007	2006
Risk free interest rate	4%	4%	4%	4%
Expected life	5.0 years	3.23 years	3.36 years	3.23 years
Expected vesting terms	4 – 12 months	0 – 12 months	4 – 12 months	0 – 12 months
Expected volatility	78%	69%	71%	69%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended December 31, 2007 is:

	Exercise	June 30				December 31
Expiry date	price	2007	Issued	Exercised	Expired	2007
November 17, 2008	Cdn$0.60	18,750,000	–	(2,796,650)	–	15,953,350
December 21, 2008	Cdn$0.50	9,600,000	–	–	–	9,600,000
December 21, 2008	Cdn$0.70	80,000,000	–	(55,000)	–	79,945,000
		108,350,000	–	(2,851,650)	–	105,498,350

Weighted average exercise price		Cdn$ 0.66	–	Cdn$ 0.60	–	Cdn$ 0.67

The Company has appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development of the G9 deposit at the Company’s Campo Morado project. The package comprises an initial $20 million bridge facility to be followed by a refinancing and development (“Term”) facility of $70 million. The bridge facility will finance both mining and processing equipment, and the Term facility will be used to repay the bridge facility, as well as to finance mine construction and associated mill processing facilities. The Company has paid approximately $900,000 in fees and has incurred additional insurance costs of approximately Cdn$1.3 million as a result of the financing.

The Company and Rothschild signed the bridge facility loan agreement for reference on October 29, 2007, and security documents in Mexico are currently being finalized in the normal course. Rothschild is to act as agent to arrange a consortium of lending financial institutions to participate in the $70 million Term facility in early 2008. In conjunction with the bridge facility loan agreement, the Company issued 2,000,000 share purchase warrants to the agents exercisable at Cdn$0.50 per common share, expiring on April 12, 2012. The warrants become vested and are exercisable upon the initial draw down of the bridge facility loan. In addition, upon finalization of the Term facility, the Company issued 2,000,000 share purchase warrants to the agents exercisable at Cdn$0.50 per common share, expiring on April 12, 2012, and become vested and exercisable upon the draw down of the second tranche on the Term facility.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	December 31	June 30
Balances (payable) receivable	2007	2007
Hunter Dickinson Inc. and subsidiaries	$(637,953)	$22,484

	Three months ended		Six months ended
	December 31		December 31
Transactions	2007	2006	2007	2006
Services rendered and expenses
reimbursed

Hunter Dickinson Inc. and subsidiaries	$3,000,192	$1,187,276	$4,690,007	$2,371,069
CEC Engineering Ltd.	–	5,964	–	5,964
Administration cost recovery
Hunter Dickinson Inc.	–	26,286	–	53,043

7.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998, 1999 and 2001, were decided in the Company’s favour. The Nevada ruling was appealed by the plaintiff but was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court was final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston. In November 2007, the Prosecutor General’s Office denied the appeal, stating that there were no grounds for criminal prosecution against the Company or any of its directors. This ruling has

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

been confirmed by the Auxiliaries of the Public Prosecutor and is fully ratified and definitive. This now concludes the criminal action by Mr. Hermiston.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. In February 2008, the Company was advised that the appeal court in Mexico City had dismissed the appeal.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora to have the proceedings dismissed and sought remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement. On November 6, 2007 the Company was advised by its legal representatives in Mexico that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz has appealed this ruling and the Company is taking necessary steps to resolve the matter.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to certain legal expenditures, depending on the outcome of various legal proceedings. As at December 31, 2007, the Company had approximately $480,000 remaining legal fees to be paid in accordance with the terms of the legal service agreement.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2007
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

8.	SUBSEQUENT EVENTS

(a)

On January 15, 2008, the Company completed a short form prospectus offering (the "Offering") of 28,572,000 common shares at a price of Cdn$0.70 per share. The Company granted to the Underwriters an over-allotment option to purchase up to an additional 4,285,800 common shares at Cdn$0.70 per share, of which the Underwriters elected to exercise this option with respect to 2,080,000 shares, resulting in gross proceeds from the Offering of Cdn$21.46 million.

(b)

On January 15, 2008, the Company also completed a private placement and issued 8,214,450 common shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.75 million. These shares are subject to a four month hold period from the closing date.

(c)	The Company issued 300,000 common share purchase options exercisable at Cdn$0.67 per share, expiring on January 15, 2013.

(d)	The Company issued 140,000 common shares pursuant to the exercise of warrants at Cdn$0.50 per share.